Mail Stop 3561

November 30, 2009

M. Susan Hardwick
Vice President, Controller and Assistant Treasurer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

> **Re: Vectren Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-15467**

Dear Ms. Hardwick:

     We have completed our review of the above referenced filings and we have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director